VIA EDGAR AND FEDERAL EXPRESS	JANET O. LOVE 312.443.0238 Fax: 312.896.6238 jlove@lordbissell.com

September 2, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Mark Webb, Legal Branch Chief

Re:	Legacy Bancorp, Inc.

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-126481

Ladies and Gentlemen:

On behalf of Legacy Bancorp, Inc. (“Legacy”), we are filing herewith Amendment No. 2 to the Registration Statement on Form S-1 referenced above. Please note that we are filing Amendment No. 2 solely to file certain exhibits to the Registration Statement.

For your convenience, two copies of Amendment No. 2 are being sent to the attention of Jonathan E. Gottlieb by overnight courier and have been marked to show changes from the filing of Amendment No. 1 to the Registration Statement.

If the Staff has any questions or needs any additional information, please call the undersigned at (312) 443-0238.

Very Truly Yours,

/s/ Janet O. Love

Janet O. Love